UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XenoPort, Inc.

(Name of Subject Company (Issuer))

AP Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Arbor Pharmaceuticals, LLC

a wholly owned subsidiary of

Arbor Pharmaceuticals, Inc.

(Names of Filing Persons)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98411C100

(CUSIP Number of Class of Securities)

Leslie Zacks

Arbor Pharmaceuticals, Inc.

Six Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

678-334-2420

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Mark Ray

Sarah Ernst

Alston & Bird LLP

One Atlantic Center

1201 W. Peachtree St.

Atlanta, GA 30309

Telephone: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$483,446,702.70	$48,683.08

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $7.03 per share by 68,769,090 shares, which is the sum of (i) 63,859,099 issued and outstanding shares of common stock of XenoPort, Inc. (the “Company”); (ii) 2,886,020 shares of common stock of the Company underlying outstanding in-the-money options to purchase shares of common stock of the Company; and (iii) 2,023,971 shares of common stock of the Company underlying outstanding restricted stock units. This calculation does not include any shares of common stock of the Company issuable upon conversion of the Company’s outstanding convertible notes, as the conversion price for the convertible notes is greater than $7.03 per share. The convertible notes are therefore not expected to be converted. The foregoing share numbers have been provided by the Company to the Offeror and are as of June 3, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by ..0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), and Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”). Purchaser is a wholly owned subsidiary of Parent, and Parent is a wholly owned subsidiary of Arbor. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a price of $7.03 per Share net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 21, 2016, by and among Parent, Purchaser and XenoPort (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is XenoPort, Inc., a Delaware corporation. XenoPort’s principal executive offices are located at 2000 Seaport Boulevard, Suite 300, Redwood City, California 94063 USA. XenoPort’s telephone number at such address is (408) 616-7200.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of XenoPort. XenoPort has advised Purchaser and Parent that, as of June 3, 2016, there were (i) 63,859,099 Shares issued and outstanding, (ii) 6,546,947 Shares underlying outstanding options to purchase Shares; and (iii) 2,023,971 Shares underlying outstanding restricted stock units.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser, Parent and Arbor. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Arbor” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser, Parent and Arbor,” “Background of the Offer; Past

Contacts or Negotiations with XenoPort,” “Purpose of the Offer; Plans for XenoPort” and “The Merger Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for XenoPort,” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Arbor,” “Purpose of the Offer; Plans for XenoPort,” and “The Merger Agreement” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Arbor,” “Background of the Offer; Past Contacts or Negotiations with XenoPort,” “Purpose of the Offer; Plans for XenoPort” and “The Merger Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for XenoPort,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 6, 2016.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 6, 2016.

(a)(5)(A)	Joint press release issued by XenoPort and Parent, dated May 23, 2016 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Arbor on May 23, 2016).

(a)(5)(B)	Letter to XenoPort employees, dated May 25, 2016 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Arbor on May 25, 2016).

(b)	Debt Commitment Letter, dated May 21, 2016, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Parent and Arbor

(d)(1)	Agreement and Plan of Merger, dated as of May 21, 2016, by and among Parent, Purchaser and XenoPort (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XenoPort on May 23, 2016).

(d)(2)	Mutual Confidentiality Agreement, dated as of April 1, 2016, between XenoPort and Parent.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AP ACQUISITION SUB, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President

ARBOR PHARMACEUTICALS, LLC

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

ARBOR PHARMACEUTICALS, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

Date: June 6, 2016

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 6, 2016.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 6, 2016.

(a)(5)(A)	Joint press release issued by XenoPort and Parent, dated May 23, 2016 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Arbor on May 23, 2016).

(a)(5)(B)	Letter to XenoPort employees, dated May 25, 2016 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Arbor on May 25, 2016).

(b)	Debt Commitment Letter, dated May 21, 2016, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Parent and Arbor

(d)(1)	Agreement and Plan of Merger, dated as of May 21, 2016, by and among Parent, Purchaser and XenoPort (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XenoPort on May 23, 2016).

(d)(2)	Mutual Confidentiality Agreement, dated as of April 1, 2016, between XenoPort and Parent.

(g)	Not applicable.

(h)	Not applicable.